Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

James C. Lin * Gerhard Radtke* Martin Rogers **	Miranda So * James Wadham** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

August 7, 2024

Re:	YXT.COM Group Holding Limited (CIK: 0001872090)

Amendment No. 1 to Registration Statement on Form F-1 Filed August 1, 2024

File No. 333-280772

Confidential

Brittany Ebbertt

Chris Dietz

Lauren Pierce

Jan Woo

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of YXT.COM Group Holding Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 5, 2024 on the Company’s registration statement on Form F-1 publicly filed on August 1, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing its revised registration statement on Form F-1 (the “Revised Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Registration Statement where the language addressing a particular comment appears.

Subject to the Staff’s review and market conditions, the Company currently expects to price the offering as early as after market closes on August 15, 2024. The Company would greatly appreciate the Staff’s assistance in meeting its desired timetable for the offering.

August 7, 2024

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Amendment No. 1 to Form F-1 filed August 1, 2024

Capitalization, page 91

1.

Please revise to remove the derivative liability from your calculation of total capitalization, as this total should only reflect total indebtedness plus equity. We refer you to prior comment 1 and the guidance in Item 3B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Registration Statement.

2.	Please tell us and revise to disclose how you determined the total anti-dilution shares to be issued of 12,164,745 and the related price per share at which they will be issued.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Registration Statement.

The Company advises the Staff that, as disclosed under “Description of Share Capital—Anti-Dilution Adjustment” in the Registration Statement, the conversion of all of the Company’s outstanding convertible redeemable preferred shares into ordinary shares on a one-for-one basis is subject to full-ratchet anti-dilution mechanism, if the issuance price of the securities issued in this offering is lower than the respective issuance prices of the Company’s preferred shares when they were issued. Immediately prior to the completion of this offering, the Company shall issue such number of Class A ordinary shares as fully paid bonus shares for no additional consideration, to the shareholders whose anti-dilution rights are triggered, such that the total number of Class A ordinary shares held by such shareholders on an as-converted basis immediately following such issuance and prior to the completion of this offering shall be equal to (x) the aggregate purchase price paid by such shareholders to us in consideration for their respective shares divided by (y) the assumed initial public offering price. Following such anti-dilution mechanism, the respective issuance price for each shareholder whose anti-dilution right is triggered shall be deemed to have been adjusted to be equal to the assumed initial public offering price.

Based on the assumed initial public offering price of US$4.00 per Class A ordinary share, the anti-dilution rights of shareholders of Series E and Series E2 preferred shares are triggered, whose issuance prices were US$5.3306 and US$6.7476, respectively. The total anti-dilution shares to be issued of 12,164,745 is calculated as presented in the following table:

The aggregate purchase price of Series E and Series E2 preferred shares (a)	US$154,328,252
Assumed initial public offering price per Class A ordinary share (b)	US$4.00/share
The total number of Class A ordinary shares held by Series E and Series E2 preferred shareholders on an as-converted basis immediately following such issuance and prior to the completion of this offering (c=a/b)	38,582,063
The number of existing Series E and Series E2 preferred shares before the anti-dilution adjustments (d)	26,417,318
The total anti-dilution shares to be issued (e=c-d)	12,164,745

August 7, 2024

3.

We note the pro forma adjustment related to anti-dilution provision of RMB86.8 million shown on pages 23 and 104. It appears this amount is reflected as an increase in additional paid-in-capital in your pro forma as adjusted column here. Please tell us where the offsetting amount is reflected or otherwise revise accordingly.

The Company respectfully advises the Staff that the pro forma adjustment of RMB86.8 million shown on page 23 and 104 was related to the combined impact of both reversal of the accretion of convertible redeemable preferred shares and the anti-dilution provision adjustment, but the net impact of the anti-dilution provision adjustment was nil in the numerator and it would only result in 12,164,745 additional shares to be issued which has been reflected in the denominator of the pro forma EPS calculation. There is no need to offset the amount in “pro forma as adjusted” column of capitalization table.

For accounting impact of the adjustment of anti-dilution provision, the Company has disclosed in the subsequent event footnote on page F-127 of the Registration Statement.

On the capitalization table presentation, after considering the abovementioned combined impacts of the conversion of convertible redeemable preferred shares and the adjustment to anti-dilution provision in “pro forma as adjusted” column, all original amounts of mezzanine equity were transferred to capital of Class A ordinary shares and additional paid-in-capital, respectively.

Dilution, page 94

4.

Please revise to disclose, either in a separate line item or a footnote to the table on page 95, the number of shares to be issued to existing shareholders related to the anti-dilution provision, and the related average price per ordinary share and average price per ADS.

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Registration Statement. The Company further submits that as disclosed in the Registration Statement, the anti-dilution shares are issued for no additional consideration. Thus, the Company respectfully requests not to separately disclose the related average price per ordinary share and average price per ADS for the anti-dilution shares, because such disclosure does not provide additional information to investors.

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August 7, 2024

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Pun Leung (Anthony) Liu (liaobl@yxt.com), Chief Financial Officer

YXT.COM GROUP HOLDING LIMITED

Mr. Yi Gao, Esq., Partner

Simpson Thacher & Bartlett LLP

Mr. Derek Shao, Partner

PricewaterhouseCoopers Zhong Tian LLP

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